[Glaukos Corporation Letterhead]

October 15, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Thomas Jones, Geoffrey Kruczek, Tim Buckmiller

Re:          Request for Effectiveness for Glaukos Corporation

Registration Statement on Form S-4 (File No. 333-233807)

Dear Messrs. Jones, Kruczek and Buckmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Glaukos Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Thursday, October 17, 2019, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Andor Terner of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-6980.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Terner at the telephone number above.

Very truly yours,

Glaukos Corporation

By:	/s/ Robert Davis
	Name:	Robert Davis
	Title:	Senior Vice President and General Counsel

cc:                                Andor Terner, O’Melveny & Myers LLP

Barbara Borden, Cooley LLP